File Number: ~~82-4991~~ 082-03023

RECEIVED
2006 DEC -4 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

SUPPL

	Sept. 30, 2006	Dec 31, 2005
ASSETS		
Current		
Cash	$ 166,600	$ 3,343
Accounts receivable	13,943	3,660
Prepaid expenses	164,680	11,794
	345,223	18,797
Mining claims and deferred exploration expenditures (Note 2)	7,658,777	7,303,403
	$ 8,004,000	$ 7,322,400
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 3)	$ 256,072	$ 727,218
Advances from related parties (Note 4)	37,700	240,101
	313,772	967,319
Future income taxes (Note 5)	791,000	791,000
	1,084,772	1,758,319
SHAREHOLDERS' EQUITY		
Share capital (Note 6)		
Authorized:		
Unlimited common shares		
Issued:		
35,484,604 common shares (2005-26,001,829)	11,096,121	9,857,321
Shares to be issued (Note 6)	169,485	5,000
Contributed Surplus	51,019	51,019
Deficit	(4,397,397)	(4,349,459)
	6,919,228	5,563,881
	$8,004,000	$7,322,200

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

12/4

See accompanying notes

06018935

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited without review by auditor)

	2006	2005
Expenses:		
Shareholders' information	$ 66,830	$ 30,617
General and administrative	6,098	18,317
Property investigation	10,613	-
Management fees	13,500	13,500
	97,041	62,434
Gain on settlement of debt	(132,603)	-
Net income (loss) for the period	35,562	(62,434)
Agents' commissions	(83,500)	(9,000)
Deficit, beginning of period	(4,349,459)	(3,479,055)
Deficit, end of period	$(4,397,397)	$(3,550,489)
Income (loss) per common share	$ 0.001	$ (0.003)

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited without review by auditor)

Expenses:	2006	2005
Shareholders' information	$ 39,257	$ 2,747
General and administrative	1,768	11,546
Property investigation	1,200	-
Management fees	4,500	4,500
	46,725	18,793
Adjustment on settlement of debt	169,485	-
Net loss for the period	216,210	18,793
Agents' commissions	21,500	9,000
Deficit, beginning of period	4,159,687	3,522,696
Deficit, end of period	$ 4,227,912	$3,550,489
Loss per common share	$ 0.008	$ 0.001

See accompanying notes

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited without review by auditor)

	2006	2005
CASH PROVIDED BY (USED IN):		
Operations:		
Net income (loss)	$ 35,562	$(62,434)
Changes in non-cash components of working capital		
Increase in accounts receivable	(10,283)	(2,367)
Increase in prepaid expenses	(152,886)	-
Decrease in accounts payable	(471,146)	(74,726)
	(598,753)	(139,527)
Financing Activities:		
Sale of common shares for cash	835,000	220,000
Value of common shares issued and to be issued in settlement of debt	531,785	-
Value of common shares issued in consideration for agents' commission	36,500	-
Advances (reduced) from related parties	(202,401)	25,670
Agents' commissions	(83,500)	(9,000)
	1,117,384	236,670
Investing Activities:		
Mining claims and deferred exploration expenditures	(355,374)	(97,333)
Increase (decrease) in cash	163,257	(190)
Cash, beginning of period	3,343	208
Cash, end of period	$ 166,600	$ 18

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited without review by auditor)

	2006	2005
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (216,210)	$(18,793)
Changes in non-cash components of working capital		
Increase in accounts receivable	(10,933)	(2,225)
Increase in prepaid expenses	(152,986)	-
Increase (decrease) in accounts payable	1,034	(95,912)
	(379,095)	(116,930)
Financing Activities:		
Sale of common shares for cash	215,000	190,000
Value of common shares to be issued in settlement of debt	169,485	-
Value of common shares issued in consideration for agents' commission	21,500	-
Advances (reduced) from related parties	(5,215)	4,500
Agents' commissions	(21,500)	(9,000)
	379,270	185,500
Investing Activities:		
Mining claims and deferred exploration expenditures	(98,681)	(68,860)
Decrease in cash	(98,506)	(290)
Cash, beginning of period	265,106	308
Cash, end of period	$ 166,600	$ 18

See accompanying notes

1. Summary of Significant Accounting Policies

Nature Operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Use of Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments." This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounces to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

2. Mining Properties and Deferred Exploration Expenditures

	Opening	Additions	Closing
Bellechasse area of southeastern Quebec			
Acquisition	$ 654,353	$ -	$ 654,353
Exploration	6,649,050	355,374	7,004,424
	$ 7,303,403	$ 355,374	$ 7,658,777

Bellechasse ares of southeastern Quebec

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company that is associated with the president and a director of the company.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

3. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgment rendered on December 2, 2004 against the Company in the amount of $79,833. At September 30, 2006, this amount is still outstanding and bears interest plus costs.

4. Related party transactions

The Company was charged management fees in the amount of $13,500 (2005-$13,500) from 154327 Canada Inc., a company related by virtue of common management.

During the period, the President of the Company was entitled to reimbursement of expenses of $3,745 (2005-$12,170).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances from related parties	2006	2005
Advances from the President	$ 6,200	$ 150,101
Advances from 154327 Canada Inc.	31,500	81,000
	$ 37,700	$ 231,101

These amounts are non-interest bearing and have no specific terms of repayment.

5. Income taxes

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax assets	2006	2005
Renounced expenditures	$1,098,000	$1,098,000
Operating loss carry forwards	(307,000)	(307,000)
	$ 791,000	$ 791,000

As at September 30, 2006, the Company has losses carried forward which are deductible from future income tax purposes and the losses expire as follows:

2007	$ 27,000
2008	148,000
2009	99,000
2010	196,000
2014	142,000
2015	103,000
	$ 715,000

As at September 30, 2006, the Company had exploration and development expenses totaling $4,462,000 available to reduce future years' taxation income.

6. Share capital

Common shares

	Number of shares	Amount
Balance, December 31, 2005	26,001,829	$ 9,857,321
Issue of common shares subscribed for during 2005	50,000	5,000
Sale of common shares for cash	7,685,078	835,000
Issue of common shares in settlement of debt	1,449,190	362,300
Issue of common shares for agents' commission	298,507	36,500
Balance, September 30, 2006	35,484,604	$11,096,121

On June 26, 2006, the Company closed three private placements.

The Company issued 3,000,000 common shares, at a price of $0.10 per share, with warrants to purchase up to a further 3,000,000 shares at a price of $0.20 per share for two years expiring, May 31, 2008. Subsequent to September 30, 2006, 1,120,000 of these warrants were exercised to purchase shares for $224,000 cash.

The Company issued 1,363,636 common shares at a price of $0.11 per share, with warrants to purchase up to a further 1,363,636 shares at a price of $0.20 per share for two years, expiring June 5, 2008.

The Company issued 1,700,000 common shares, at a price of $0.10 per share, with warrants to purchase up to a further 1,700,000 shares at a price of $0.20 per share for two years, expiring June 5, 2008. Subsequent to September 30, 2006, 200,000 of these warrants were issued to purchase common shares for $40,000 cash.

In conjunction with these placements, the Company has paid finders' fees totaling $62,000 including 136,364 shares issued at a deemed price of $0.11 per share for $15,000 and issued warrants to purchase up to a further 436,364 shares, at a price of $0.20 per share, 300,000 warrants expiring, May 31, 2008 (subsequent to September 30, 2006, 100,000 of these warrants were exercised to purchase shares for $20,000 cash) and 136,364 warrants expiring, June 5, 2008.

Warrants are issued and outstanding to purchase up to a further 1,000,000 common shares at a price of $0.15 per share, expiring August 2, 2007.

On July 21, 2006, the Company negotiated a settlement of debt with various creditors. The agreement provided for the settlement of $362,300 of debt by subsequently issuing 1,449,190 common shares at a price of $0.25 per share, of which 958,970 common shares was issued to non-arm's length parties to settle $239,742 of debt.

On August 24, 2006, the Company closed two private placements.

The Company issued 800,000 common shares at a price of $0.125 per share, with warrants to purchase up to a further 800,000 shares at a price of $0.20 per share for one year, expiring August 23, 2007.

The Company issued 821,442 common shares at a price of $0.14 per share, with warrants to purchase up to a further 821,442 shares at a price of $0.20 per share for one year, expiring August 23, 2007. Subsequent to September 30, 2006, 107,142 of these warrants were exercised to purchase shares for $21,428 cash.

In conjunction with these placements, the Company has issued 162,143 common shares in consideration of finders' fees totaling $21,500 with warrants attached to purchase up to a further 162,143 common shares, at a price of $0.20 per share, for one year expiring August 23, 2007.

During November, 2006, the Company entered into negotiating a settlement of debt with a creditor. The proposed agreement provides for the settlement of $169,485 of debt by issuing 100,000 common shares at a deemed price of $1.69485 per share, to an arm's length party. The agreement is subject to regulatory approval.

7. Basic and diluted earnings per share

The weighted-average number of common shares outstanding during the period was 29,495,475 (2005-24,801,829).

8. Stock based compensation

A summary of the status of the Company's stock option plan as of September 30, 2006 and 2005 and changes during the period then ended are as follows:

	Number of options	2006 Weighted Average Exercise Price	Number of options	2005 Weighted Average Exercise Price
Outstanding, beginning of period	859,000	$ 0.19	1,709,000	$ 0.18
Issued during the period	5,020,000	0.15	-	-
Exercised during the period	-	-	(300,000)	(0.10)
Cancelled during the period	-	-	(550,000)	(0.19)
Outstanding, end of the period	5,879,000	$ 0.16	859,000	$ 0.19

At September 30, 2006, the following stock options were outstanding:

Options	Price	Expiry
400,000	$ 0.20	June 2, 2007
3,270,000	0.15	June 21, 2007
29,000	0.10	January 23, 2008
200,000	0.15	February 27, 2008
1,750,000	0.15	February 24, 2009
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
32,000	0.20	April 4, 2010
104,000	0.25	March 19, 2010

Subsequent to September 30, 2006, 85,000 options were exercised at a price of $0.15 per share expiring June 21, 2007, for $12,750 cash.

9. Financial instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instruments. These estimates are subjective to nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Fair value

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

10. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

GOLDEN HOPE MINES LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2006

November 28, 2006

As announced in its press release dated June 26, 2006, the Company is pleased to announce that it has closed three private placements.

The Company has issued 3,000,000 common shares, at a price of $0.10 per share, with warrants to purchase up to a further 3,000,000 shares at a price of $0.20 per share for two years.

The Company has issued 1,363,636 common shares at a price of $0.11 per share, with warrants to purchase up to a further 1,363,636 shares at a price of $0.20 per share for two years.

The Company has issued 1,700,000 common shares, at a price of $0.10 per share, with warrants to purchase up to a further 1,700,000 shares at a price of $0.20 per share for two years.

In conjunction with these placements, the Company has paid finder's fees totaling $62,000, and issued 136,364 shares at a deemed price of $0.11 per share for $15,000 and issued warrants to purchase up to a further 436,364 shares, at a price of $0.20 per share, for two years.

The aggregate proceeds of $620,000 is being used to further exploration on the Company's gold project in southeastern Quebec and for working capital.

As announced in its press release dated July 21, 2006, the Company received TSX Venture Exchange approval to settle debt with various creditors for the settlement of $362,300 of debt by the issuance of 1,449,190 common shares at a price of $0.25 per share, of which 958,970 common shares will be issued to non-arm's length parties to settle $239,742 of the debt. The Company has also written down $132,603 of outstanding payables. The payables as at September 30, 2006 are $256,072. The debt has been verified by the audited Annual Financial Statements for the year ended December 31, 2004.

The Company has negotiated this settlement so that the proceeds of future financings can be directed to the Company's exploration programs. The creditors are committed to assisting the Company in its growth and are willing to settle their outstanding debt at a premium to the current market price.

A major drilling program during 2003 – 2004 on the Bellechasse deposit by a previous partner confirmed the presence of a significant volume of homogeneous rock carrying visible gold. Unfortunately, this drill program was marked by careless and incomplete sampling and inadequate analytical procedures to the extent that a proper assessment of the real gold grade could not be made. The Company intends to sample all of the drill core using gravimetric techniques for total extraction of gold, a process which will permit such an assessment.

Sampling using large-diameter drilling is in progress on the property. A program of approximately 1000 meters (3,300 feet) of large-diameter drilling is planned to sample the Timmins, Timmins South and 88 Zone.

The mineralization at Bellechasse is challenging to evaluate due to the nature and distribution of the gold mineralization in the 5 known mineralized zones. The exploration and metallurgical data available dictate this type of customized sampling is required. The object is to determine optimum sample sizes, grain size distribution and frequencies. This information is needed to calculate the true grade of the known mineralized zones.

The company intends to expand its exploration and sampling work within the Bellechasse Project during the remainder of 2006 and in 2007.

In Maine, the Company plans to further drill test the established silver-zinc mineralized systems beyond their presently defined limits.

Both properties have the potential for large tonnage, bulk mining possibilities.

As announced in its press release dated August 24, 2006, the Company is pleased to announce that it has closed two private placements.

The Company has issued 800,000 common shares, at a price of $0.125 per share, with warrants to purchase up to a further 800,000 shares at a price of $0.20 per share for one year, subject to a hold period expiring December 23, 2006.

The Company has issued 821,442 common shares, at a price of $0.14 per share, with warrants to purchase up to a further 821,442 shares at a price of $0.20 per share for one year, subject to a hold period expiring December 23, 2006.

In conjunction with these placements, the Company has issued 162,143 common shares with warrants attached to purchase up to a further 162,143 common shares, at a price of $0.20 per share, for a one year period for finders' fees on the placements. The shares are subject to a hold period expiring December 23, 2006.

The aggregate proceeds of $215,000 will be used for working capital and to further exploration on the Company's gold project in southeastern Quebec.

During October – November, 2006, 1,527,142 warrants were exercised to purchase shares at a price of $0.20 per share for $305,428 cash. In addition, 85,000 options were exercised to purchase shares at a price of $0.15 per share for $12,750 cash.

During November, 2006, the Company entered into negotiating a settlement of debt with a creditor. The proposed agreement provides for the settlement of $169,485 of debt by issuing 100,000 common shares at a deemed price of $1.69485 per share to an arm's length party. The agreement is subject to regulatory approval.

The Company relies on private placements, exercise of options, exercise of share purchase warrants, offering of flow-through shares and joint ventures to fund exploration costs and working capital.

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to senior management, including President and Secretary, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of September 30, 2006. Based on this evaluation, the President and Secretary have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limites specified in such rules.

For further information regarding the company, contact Peter H. Smith, Ph.D., P.Eng. at (514) 481-3172 or visit www.goldenhopemines.com.